SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2004

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 1-35

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

Required Information

			Page Number(s)

A.	Financial Statements and Schedule:

	Report of Independent Registered Public Accounting Firm		3

	Financial Statements:
	Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003		4

	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2004 and 2003		5

	Notes to Financial Statements		6-11

	Supplemental Schedule:
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004		12-21

B.	Exhibits

	23	Consent of Independent Registered Public Accounting Firm

	99(a)
GE S&S Program Mutual Funds 2004 Annual Report (incorporated by reference to the General Electric S&S Program Mutual Fund Form N-CSR for the year ended December 31, 2004, as filed with the Commission on March 8, 2005)

	99(b)
GE Institutional International Equity Fund 2003 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2004, as filed with the Commission on December 3, 2004)

	99(c)
GE Institutional Small-Cap Value Equity Fund 2003 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2004, as filed with the Commission on December 3, 2004)

	99(d)
GE Institutional Strategic Investment Fund 2003 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2004, as filed with the Commission on December 3, 2004)

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program
(Name of Plan)

Date:	June 14, 2005	/s/ Philip D. Ameen
Philip D. Ameen Vice President and Comptroller

GE SAVINGS AND SECURITY PROGRAM

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Independent Registered Public Accounting Firm’s Report Thereon)

GE SAVINGS AND SECURITY PROGRAM

December 31, 2004 and 2003

Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2004 and 2003	5

Notes to Financial Statements	6-11

Supplemental Schedule: (i)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004	12-21

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

General Electric Company, as Administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
June 8, 2005

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

(in thousands)

Assets	2004	2003

Investments at fair value (note 3)	$24,990,843	$21,706,484
Accrued dividends and interest	98,061	90,926
Other assets	432	11,280
Total assets	25,089,336	21,808,690

Liabilities

Liability for collateral deposits (note 3)	273,023	122,125
Other liabilities	10,535	4,433
Total liabilities	283,558	126,558

Net assets available for plan benefits	$24,805,778	$21,682,132

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2004 and 2003

(in thousands)

	2004	2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 3)	$2,721,303	$3,544,086

Interest and dividend income:
General Electric Company Common Stock	376,437	352,212
Registered investment companies	193,152	128,607
Interest	75,790	75,130
	3,366,682	4,100,035
Contributions:
Employee	933,172	855,830
Employer	310,747	290,016
	1,243,919	1,145,846

Total additions	4,610,601	5,245,881

Deductions from net assets attributed to:
Participant withdrawals	1,486,955	1,249,678

Net increase	3,123,646	3,996,203

Net assets available for plan benefits:
Beginning of year	21,682,132	17,685,929

End of year	$24,805,778	$21,682,132

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

GE Savings and Security Program (the “Plan”) is a defined contribution plan sponsored by General Electric Company. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustees of the GE Savings and Security Trust are officers of GE Asset Management Incorporated (“GEAM”), a wholly owned subsidiary of General Electric Company. GEAM is investment adviser to each of the Plan’s investment options, except General Electric Company Common Stock, Vanguard Institutional Index Fund and the United States Savings Bonds. State Street Corporation and The Bank of New York are the primary custodians for Plan assets.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the “Plan Document”). Information concerning the Plan, including benefits, investment options, vesting provisions and effects of plan termination is included in plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of General Electric Company and its participating affiliates may participate in the Plan by investing a portion of their earnings (generally up to 7% with employer partial matching and an additional 23% without any employer matching) in one or more of the following investment options generally through a trust established to administer the investment of program funds:

(a)	General Electric Company Common Stock (“GE Common Stock”).

(b)
GE S&S Income Fund (the “Income Fund”) - a registered investment company that invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally about five to ten years.

(c)	GE S&S Program Mutual Fund (the “Mutual Fund”) - a registered investment company that invests primarily in equity securities of U.S. companies.

(d)	GE Institutional International Equity Fund (the “International Fund”) - a registered investment company that invests primarily in equity securities of companies in countries other than the U.S.

(e)
GE Institutional Small-Cap Value Equity Fund (the “Small Cap Fund”) - a registered investment company that invests primarily in equity securities of small-cap U.S. companies (those with market capitalizations in the same range as the companies in the Russell 2000 Index).

(f)
GE Institutional Strategic Investment Fund (the “Strategic Investment Fund”) - a registered investment company that invests primarily in a combination of equity securities (U.S. and Non-U.S.) and investment grade debt securities.

(g)
Vanguard Institutional Index Fund (the “Index Fund”) - a registered investment company that employs a passive management strategy designed to track the performance of the Standard and Poor’s 500 Index, which is composed primarily of equity securities of large U.S. companies.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2004 and 2003

(h)
GE S&S Short-Term Interest Fund (the “Short Term Fund”) - invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally not more than three years.

(i)	GE S&S Money Market Fund (the “Money Market Fund”) - invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.

(j)
United States Savings Bonds (the “U.S. Bond Fund”) - consists of individual participants’ investments in Series “EE” Savings Bonds issued by the U.S. Treasury, which mature in 30 years. Pending accumulation of sufficient individual funds, investments are made in short-term money market instruments. Only participant after-tax contributions may be invested in the U.S. Bond Fund.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participants may elect, up to twenty-four times a year, to switch their investments from one investment option to another or split the amount equally between two other investment options. Prior to September 2, 2003, the maximum number of switches allowed annually was twelve. The U.S. Bond Fund does not accept switches from other investment options and U.S. Savings Bonds purchased with after-tax contributions after 1988 cannot be switched to another investment.

The Internal Revenue Code sets out maximum limits on participant pre-tax contributions. The limit was generally $13,000 and $12,000 for 2004 and 2003, respectively.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, which may be invested at the election of the participant in any one of the investment options except for the U.S. Bond Fund.

Rollovers and Transfers from Other Qualifying Plans

Subject to General Electric Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2004 and 2003, transfers from other qualifying plans or arrangements accounted for $54.2 million and $43.8 million, respectively, which are included in employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments and currently employed participants may make up to seven withdrawals per year or certain hardship withdrawals from

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2004 and 2003

their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500 each.

Loans to Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, such loans cannot exceed the lesser of 50% of the participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, as published by Moody’s Investors Service.

A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

In the event of a loan default, the Plan will report the outstanding loan balance as a withdrawal.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant’s vested account.

Vesting

Participants are fully vested in their employee and employer contributions.

Plan Termination and Amendment

Although General Electric Company has not expressed any intent to do so, it has the right under the Plan to the extent permitted by law to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. General Electric Company also has the right under the Plan to the extent permitted by law to amend or replace it for any reason.

Administrative and Investment Advisory Costs

Administrative costs of the Plan and investment advisory costs for the Short Term Fund and the Money Market Fund are generally borne by General Electric Company. For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation in the fair value of investments on the Statements of Changes in Net Assets Available for Plan Benefits.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2004 and 2003

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments

Plan investments are stated at fair value. General Electric Company Common Stock is valued at the New York Stock Exchange closing price. Investments in registered investment companies are valued at the closing price on NASDAQ. Long-term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are valued at current quoted market prices. Loans to participants bear interest at market rates and outstanding principal balance plus accrued interest approximates fair value. Short-term money market instruments, U.S. government, agency and corporate notes are valued at amortized cost, which approximates fair value. U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

Investment transactions are recorded on a trade date basis. Dividends on General Electric Company Common Stock are recorded as of the record date. Dividends on the Registered Investment Companies are recorded on the payment date. Interest income is earned from settlement date and recognized on the accrual basis.

All investment options, except GE Common Stock, the Mutual Fund, the Money Market Fund and the U.S. Bond Fund, may use various financial instruments, particularly forward foreign currency contracts, options, and futures, commonly referred to as derivatives, to manage their risk. The eligible investment options do not engage in market-making or other speculative activities in the derivatives markets. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the eligible investment options which are distributed annually to participants, except the Short Term Fund whose detailed information is contained in the S&S Program Supplemental Information and distributed annually.

(c)	Participant Withdrawals

Participant withdrawals are recorded when paid.

(d)	Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2004 and 2003

(3)	Investments

The following is a summary of the fair value of the Plan’s investments at December 31, 2004 and 2003.

	2004		2003
	(in thousands)

GE Common Stock	$16,812,913	*	$14,303,925	*
Registered Investment Companies
S&S Income Fund	1,792,659	*	1,793,878	*
S&S Program Mutual Fund	2,609,795	*	2,434,925	*
Other	959,839		539,034
Total Registered Investment Companies	5,362,293		4,767,837
Other Investments
Short-Term Money Market Instruments	1,106,892		976,183
U.S. Government and Agency Debt Obligations	1,022,219		1,001,306
Loans to Participants	387,886		365,797
Other	298,640		291,436
Total Investments at fair value	$24,990,843		$21,706,484

*Represents more than 5% of the Plan’s net assets

The Plan’s investments appreciated (depreciated) as follows:

	2004	2003
	(in thousands)

Common Stock	$2,555,234	$3,037,885
Registered Investment Companies	184,036	510,542
Other investments	(17,967)	(4,341)
	$2,721,303	$3,544,086

The Short Term Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, the Short Term Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. The Short Term Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The Short Term Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $267.9 million and $119.7 million at December 31, 2004 and 2003, respectively. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan’s financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2004 and 2003

The Plan offers a number of investment options including GE Common Stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the opportunity to diversify investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock and the U.S. Bond Fund, which invest in securities of a single issuer.

(4)	Tax Status

The Internal Revenue Service has notified General Electric Company by a letter dated April 30, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, counsel for the Plan has no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and General Electric Company’s matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

(5)	Plan Amendments

In 2004, the Plan was amended to increase the employer matching contributions from 50% of employee contributions up to 7% of earnings to 50% of employee contributions up to 8% of earnings for certain eligible employees with a first day of work on or after January 1, 2005.

In 2003, the Plan was amended to increase the number of permissible investment switches from twelve to twenty-four (effective September 2, 2003), to raise the maximum participant savings rate generally from 17% to 30% (effective January 1, 2004) and make certain other changes.

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

Description	Shares	Cost	Market

Corporate Stocks - Common
* General Electric Company	460,622,391	$10,449,339,982	$16,812,913,337

Registered Investment Companies
** GE S&S Income Fund	155,624,951	1,779,230,350	1,792,658,697
** GE S&S Program Mutual Fund	57,536,634	2,643,400,439	2,609,794,875
** GE Institutional International Equity Fund	27,297,174	282,792,777	311,184,795
** GE Institutional Small-Cap Value Equity Fund	16,463,083	203,919,553	224,055,957
** GE Institutional Strategic Investment Fund	8,192,887	83,482,720	90,203,367
Vanguard Institutional Index Fund	3,020,515	293,616,990	334,395,216
Total Registered Investment Companies		5,286,442,829	5,362,292,907

See accompanying notes to schedule of assets on page 21	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

Description	Rate of Interest	Maturity	Cost	Market

Short-Term Money Market Instruments
Interest Bearing Cash and Cash Equivalents
Abbey National PLC.	2.170%	01/04/2005	$52,810,448	$52,810,448
Bank of America Corp.	2.110	02/02/2005	45,444,606	45,444,606
Bank of Montreal	2.270	02/01/2005	49,450,000	49,450,000
Barclays PLC.	2.340	02/28/2005	50,349,464	50,349,464
Calyon	2.185	01/19/2005	52,650,000	52,650,000
Canadian Imperial Holdings Inc.	2.250	01/12/2005	4,996,563	4,996,563
Credit Suisse First Boston	1.950	01/03/2005	45,805,037	45,805,037
Deutsche Bank AG	2.250	01/03/2005	27,616,548	27,616,548
Deutsche Bank AG	2.320	01/06/2005	29,240,784	29,240,784
Dexia Bank Belgium	2.235	01/05/2005	49,250,000	49,250,000
HBOS PLC.	2.310	02/09/2005	48,590,000	48,590,000
HSBC Holdings PLC.	2.340	01/20/2005	48,589,917	48,589,917
ING Group	2.280	02/04/2005	48,684,939	48,684,939
Jupiter Securitization Corp.	2.345	01/18/2005	48,496,238	48,496,238
Morgan Stanley Dean Witter & Co.	2.340	01/25/2005	48,843,685	48,843,685
Morgan Stanley Dean Witter & Co.	2.200	01/03/2005	15,538,101	15,538,101
National Australia Bank Ltd.	2.290	01/04/2005	14,997,138	14,997,138
Rabobank USA Financial Corp.	2.160	01/18/2005	52,846,042	52,846,042
UBS AG	2.200	01/06/2005	50,954,426	50,954,426
Wells Fargo Bank	2.320	01/07/2005	48,650,000	48,650,000
Total Interest Bearing Cash and Cash Equivalents			833,803,936	833,803,936

Other
** GEI Short Term Investment Fund	variable	n/a	223,087,520	223,087,520
Barclays PLC - Repurchase Agreement	2.250	01/03/2005	50,000,000	50,000,000
Total Other			273,087,520	273,087,520
Total Short-Term Money Market Instruments			1,106,891,456	1,106,891,456

See accompanying notes to schedule of assets on page 21	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

Description	Rate of Interest	Maturity	Cost	Market

U. S. Government and Agency Debt Obligations
Federal Agricultural Mortgage Corp.	1.430%	04/01/2005	$25,700,000	$25,700,000
Federal Home Loan Bank System	1.780	05/27/2005	13,030,000	13,030,000
Federal Home Loan Bank System	1.875	06/15/2006	30,745,199	30,454,583
Federal Home Loan Bank System	2.500	12/15/2005	21,023,939	20,902,592
Federal Home Loan Mortgage Corp.	2.000	07/15/2006	185	267	(b	)
Federal Home Loan Mortgage Corp.	2.150	01/26/2005	49,925,694	49,925,694	(a	)
Federal Home Loan Mortgage Corp.	2.350	03/08/2005	23,927,043	23,927,043	(a	)
Federal Home Loan Mortgage Corp.	3.709	07/25/2022	843,585	828,300
Federal Home Loan Mortgage Corp.	5.000	04/01/2013	25,679,063	24,942,678
Federal Home Loan Mortgage Corp.	5.000	11/15/2012	174,059	173,135	(b	)
Federal Home Loan Mortgage Corp.	5.250	01/15/2006	15,479,969	15,340,275
Federal Home Loan Mortgage Corp.	6.000	10/01/2017	693,208	692,587
Federal Home Loan Mortgage Corp.	6.000	10/15/2013	256,512	327,445	(b	)
Federal Home Loan Mortgage Corp.	6.000	12/01/2008	7,441	7,721
Federal Home Loan Mortgage Corp.	6.000	12/01/2018	246,615	248,816
Federal Home Loan Mortgage Corp.	6.500	05/01/2013	1,342,277	1,337,414
Federal Home Loan Mortgage Corp.	6.500	12/01/2033	3,326,048	3,301,967
Federal Home Loan Mortgage Corp.	7.000	03/15/2007	1,461,693	1,389,885
Federal Home Loan Mortgage Corp.	7.000	04/01/2032	1,675,717	1,662,471
Federal Home Loan Mortgage Corp.	7.000	06/01/2032	441,906	439,277
Federal Home Loan Mortgage Corp.	7.000	10/01/2023	105,856	106,978
Federal Home Loan Mortgage Corp.	7.000	11/01/2031	260,589	260,180
Federal Home Loan Mortgage Corp.	7.000	11/01/2033	479,893	476,050
Federal Home Loan Mortgage Corp.	7.500	01/01/2027	988,492	1,002,594
Federal Home Loan Mortgage Corp.	7.500	11/01/2008	33,036	32,669
Federal Home Loan Mortgage Corp.	8.000	05/01/2031	161,059	163,890
Federal Home Loan Mortgage Corp.	8.500	03/01/2027	164,869	164,363
Federal Home Loan Mortgage Corp.	9.250	12/01/2016	483,215	461,082
Federal National Mortgage Assoc.	1.408	07/25/2044	6,699,169	4,347,882	(b	)
Federal National Mortgage Assoc.	1.890	02/23/2005	33,228,268	33,228,268	(a	)
Federal National Mortgage Assoc.	2.140	01/03/2005	44,864,694	44,864,690	(a	)
Federal National Mortgage Assoc.	2.160	02/04/2005	39,918,779	39,918,778	(a	)
Federal National Mortgage Assoc.	2.219	06/25/2043	22,328,949	9,258,150	(b	)
Federal National Mortgage Assoc.	2.570	12/25/2042	15,126,795	15,368,049

See accompanying notes to schedule of assets on page 21	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

Description	Rate of Interest	Maturity	Cost	Market

U. S. Government and Agency Debt Obligations, continued
Federal National Mortgage Assoc.	3.056%	07/25/2037	$3,436,431	$3,413,118
Federal National Mortgage Assoc.	3.279	10/25/2042	8,755,072	8,639,732
Federal National Mortgage Assoc.	3.300	07/01/2033	3,098,099	3,063,325
Federal National Mortgage Assoc.	3.368	06/01/2033	2,378,915	2,360,227
Federal National Mortgage Assoc.	3.460	06/25/2043	16,325,383	16,219,974
Federal National Mortgage Assoc.	3.502	05/01/2033	1,819,878	1,779,292
Federal National Mortgage Assoc.	3.777	06/01/2033	3,923,425	3,811,809
Federal National Mortgage Assoc.	4.003	07/01/2033	14,351,882	14,034,662
Federal National Mortgage Assoc.	4.055	06/01/2033	8,000,253	7,742,491
Federal National Mortgage Assoc.	4.120	07/01/2033	9,777,544	9,496,067
Federal National Mortgage Assoc.	4.152	06/01/2033	6,598,386	6,410,428
Federal National Mortgage Assoc.	4.286	05/01/2033	8,890,799	8,615,522
Federal National Mortgage Assoc.	4.353	06/01/2033	2,682,778	2,642,988
Federal National Mortgage Assoc.	4.375	10/15/2006	11,931,194	12,237,817
Federal National Mortgage Assoc.	4.500	06/25/2043	5,094,336	5,010,938
Federal National Mortgage Assoc.	4.607	12/01/2032	3,202,128	3,190,035
Federal National Mortgage Assoc.	5.170	02/25/2044	16,877,004	16,845,826
Federal National Mortgage Assoc.	5.228	06/01/2033	2,527,159	2,477,698
Federal National Mortgage Assoc.	5.500	02/15/2006	15,366,494	15,195,389
Federal National Mortgage Assoc.	6.000	01/25/2034	18,231,036	18,008,068
Federal National Mortgage Assoc.	6.000	02/01/2018	1,470,139	1,463,109
Federal National Mortgage Assoc.	6.000	04/01/2033	540,269	535,903
Federal National Mortgage Assoc.	6.000	08/25/2028	22,037,274	21,728,128
Federal National Mortgage Assoc.	6.000	11/01/2018	1,149,307	1,143,302
Federal National Mortgage Assoc.	6.000	11/01/2033	1,080,459	1,078,521
Federal National Mortgage Assoc.	6.000	12/15/2005	9,762,337	9,970,542
Federal National Mortgage Assoc.	6.500	04/01/2033	726,009	723,072
Federal National Mortgage Assoc.	6.500	05/01/2017	1,216,509	1,214,920
Federal National Mortgage Assoc.	6.500	05/01/2033	1,454,047	1,441,964
Federal National Mortgage Assoc.	6.500	08/01/2022	1,130,683	1,135,619
Federal National Mortgage Assoc.	6.500	10/01/2017	162,995	163,825
Federal National Mortgage Assoc.	6.500	11/01/2023	1,468,609	1,480,626
Federal National Mortgage Assoc.	7.000	01/01/2032	343,742	342,761
Federal National Mortgage Assoc.	7.000	02/01/2017	163,568	164,884
Federal National Mortgage Assoc.	7.000	02/01/2019	43,449	43,345

See accompanying notes to schedule of assets on page 21	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

Description	Rate of Interest	Maturity	Cost	Market

U. S. Government and Agency Debt Obligations, continued
Federal National Mortgage Assoc.	7.000%	03/01/2017	$2,497,165	$2,508,575
Federal National Mortgage Assoc.	7.000	03/01/2029	300,142	306,883
Federal National Mortgage Assoc.	7.000	03/01/2034	902,973	894,297
Federal National Mortgage Assoc.	7.000	04/01/2011	427,745	418,793
Federal National Mortgage Assoc.	7.000	04/01/2017	2,054,538	2,061,259
Federal National Mortgage Assoc.	7.000	04/01/2033	2,066,279	2,054,368
Federal National Mortgage Assoc.	7.000	05/01/2017	1,347,835	1,344,191
Federal National Mortgage Assoc.	7.000	06/01/2031	257,621	256,940
Federal National Mortgage Assoc.	7.000	06/01/2034	1,017,814	1,021,177
Federal National Mortgage Assoc.	7.000	07/01/2017	2,515,744	2,514,604
Federal National Mortgage Assoc.	7.000	07/15/2005	66,091,406	66,298,269
Federal National Mortgage Assoc.	7.000	10/01/2031	859,192	880,056
Federal National Mortgage Assoc.	7.000	10/01/2032	202,417	200,658
Federal National Mortgage Assoc.	7.000	11/01/2033	1,594,539	1,581,163
Federal National Mortgage Assoc.	7.500	01/01/2025	456,648	464,957
Federal National Mortgage Assoc.	7.500	01/01/2031	95,007	96,369
Federal National Mortgage Assoc.	7.500	01/01/2032	649,797	659,818
Federal National Mortgage Assoc.	7.500	02/01/2031	304,310	308,636
Federal National Mortgage Assoc.	7.500	03/01/2023	49,958	50,426
Federal National Mortgage Assoc.	7.500	03/01/2034	10,177,620	10,138,389
Federal National Mortgage Assoc.	7.500	04/01/2016	183,538	182,019
Federal National Mortgage Assoc.	7.500	04/01/2032	294,267	298,483
Federal National Mortgage Assoc.	7.500	04/01/2032	648,231	657,517
Federal National Mortgage Assoc.	7.500	04/01/2033	398,616	397,325
Federal National Mortgage Assoc.	7.500	05/01/2026	347,711	353,160
Federal National Mortgage Assoc.	7.500	05/01/2034	1,844,174	1,835,585
Federal National Mortgage Assoc.	7.500	06/01/2031	2,993,220	2,989,921
Federal National Mortgage Assoc.	7.500	06/01/2032	403,817	401,840
Federal National Mortgage Assoc.	7.500	07/01/2027	699,145	708,632
Federal National Mortgage Assoc.	7.500	07/01/2032	446,458	449,249
Federal National Mortgage Assoc.	7.500	10/01/2030	175,728	174,089
Federal National Mortgage Assoc.	7.500	11/01/2021	498,915	500,639
Federal National Mortgage Assoc.	7.500	11/01/2022	275,168	281,777
Federal National Mortgage Assoc.	7.500	11/01/2030	2,550,069	2,548,787
Federal National Mortgage Assoc.	7.500	11/01/2033	856,430	855,023

See accompanying notes to schedule of assets on page 21	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

Description	Rate of Interest	Maturity	Cost	Market

U. S. Government and Agency Debt Obligations, continued
Federal National Mortgage Assoc.	8.000%	01/01/2034	$1,309,972	$1,301,592
Federal National Mortgage Assoc.	8.000	02/01/2032	302,575	306,641
Federal National Mortgage Assoc.	8.000	03/01/2032	670,819	676,710
Federal National Mortgage Assoc.	8.000	05/01/2032	221,014	224,001
Federal National Mortgage Assoc.	8.000	07/01/2009	733,538	704,977
Federal National Mortgage Assoc.	8.000	11/01/2033	506,571	505,295
Federal National Mortgage Assoc.	8.500	02/01/2032	277,381	282,552
Federal National Mortgage Assoc.	8.500	03/01/2032	62,901	63,846
Federal National Mortgage Assoc.	8.500	06/01/2028	1,283,157	1,293,306
Federal National Mortgage Assoc.	8.500	08/01/2029	1,848,421	1,873,926
Federal National Mortgage Assoc.	8.500	08/01/2030	219,850	218,302
Federal National Mortgage Assoc.	8.500	09/01/2032	152,558	153,749
Federal National Mortgage Assoc.	8.500	10/01/2033	533,201	533,589
Federal National Mortgage Assoc.	9.000	03/01/2011	3,320,528	3,412,755
Federal National Mortgage Assoc.	9.000	08/01/2010	1,345,425	1,335,628
Federal National Mortgage Assoc.	9.000	12/01/2031	304,946	309,972
Federal National Mortgage Assoc.	9.500	09/01/2021	599,168	582,421
Federal National Mortgage Assoc.	14.630	05/25/2018	200,352	149,783	(a,b	)
Government National Mortgage Assoc.	6.500	01/15/2034	3,803,351	3,767,552
Government National Mortgage Assoc.	6.500	02/15/2034	1,058,351	1,043,236
Government National Mortgage Assoc.	6.500	03/15/2024	863,089	850,264
Government National Mortgage Assoc.	6.500	03/15/2033	636,725	631,015
Government National Mortgage Assoc.	6.500	04/15/2017	245,070	244,881
Government National Mortgage Assoc.	6.500	04/15/2034	1,342,333	1,357,944
Government National Mortgage Assoc.	6.500	10/15/2033	1,203,767	1,193,492
Government National Mortgage Assoc.	6.500	11/15/2016	905,584	904,856
Government National Mortgage Assoc.	6.500	11/15/2033	1,360,332	1,348,125
Government National Mortgage Assoc.	6.500	12/15/2024	1,718,568	1,719,970
Government National Mortgage Assoc.	6.500	12/15/2029	1,094,903	1,092,879
Government National Mortgage Assoc.	7.000	03/15/2031	771,824	779,896
Government National Mortgage Assoc.	7.000	05/15/2032	680,669	687,199
Government National Mortgage Assoc.	7.000	11/15/2023	701,264	701,023
Government National Mortgage Assoc.	7.000	11/15/2032	650,262	647,923
Government National Mortgage Assoc.	7.000	12/15/2018	825,359	815,543
Government National Mortgage Assoc.	7.500	01/15/2031	1,531,116	1,554,395

See accompanying notes to schedule of assets on page 21	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

Description	Rate of Interest	Maturity	Cost	Market

U. S. Government and Agency Debt Obligations, continued
Government National Mortgage Assoc.	7.500%	02/15/2009	$1,164,017	$1,200,614
Government National Mortgage Assoc.	7.500	03/15/2031	160,704	163,148
Government National Mortgage Assoc.	7.500	05/15/2031	722,455	733,439
Government National Mortgage Assoc.	7.500	07/15/2031	743,178	754,477
Government National Mortgage Assoc.	7.500	09/15/2031	640,742	650,484
Government National Mortgage Assoc.	7.500	11/15/2027	338,487	339,239
Government National Mortgage Assoc.	7.500	12/15/2012	4,544,210	4,768,519
Government National Mortgage Assoc.	7.500	12/15/2018	862,325	847,689
Government National Mortgage Assoc.	8.000	03/15/2032	213,397	216,912
Government National Mortgage Assoc.	9.000	08/15/2009	1,036,269	992,877
Government National Mortgage Assoc.	9.000	11/15/2017	6,261,687	6,477,152
Government National Mortgage Assoc.	9.000	12/15/2009	13,998,254	14,266,195
Government National Mortgage Assoc.	9.500	12/15/2009	491,932	484,583
Government National Mortgage Assoc.	9.500	12/15/2009	3,531,260	3,543,378
U.S. Treasury Notes	2.875	11/30/2006	123,925,090	123,676,632
U.S. Treasury Notes	3.125	05/15/2007	49,908,013	49,800,584
U.S. Treasury Notes	3.375	09/15/2009	106,346,325	105,228,269
Total U.S. Government and Agency Debt Obligations			1,041,498,934	1,022,219,003

See accompanying notes to schedule of assets on page 21	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

Description	Units	Cost	Market

U.S. Savings Bonds
1965 U.S. Savings Bond E Series	72	$1,350	$13,920
1975 U.S. Savings Bond E Series	2,857	53,569	368,257
1976 U.S. Savings Bond E Series	3,437	64,444	435,995
1977 U.S. Savings Bond E Series	4,803	90,056	589,950
1978 U.S. Savings Bond E Series	7,725	144,844	731,024
1979 U.S. Savings Bond E Series	11,898	223,088	1,076,999
1980 U.S. Savings Bond EE Series	5,068	253,400	1,327,925
1981 U.S. Savings Bond EE Series	5,354	267,700	1,217,749
1982 U.S. Savings Bond EE Series	6,046	302,300	1,294,666
1983 U.S. Savings Bond EE Series	10,743	537,150	1,900,589
1984 U.S. Savings Bond EE Series	12,043	602,150	1,924,566
1985 U.S. Savings Bond EE Series	18,181	909,050	2,737,676
1986 U.S. Savings Bond EE Series	55,812	2,790,600	7,948,431
1987 U.S. Savings Bond EE Series	59,843	2,992,150	7,487,310
1988 U.S. Savings Bond EE Series	69,300	3,465,000	8,335,638
1989 U.S. Savings Bond EE Series	103,466	5,173,300	11,956,134
1990 U.S. Savings Bond EE Series	105,995	5,299,750	11,770,447
1991 U.S. Savings Bond EE Series	112,321	5,616,050	11,997,901
1992 U.S. Savings Bond EE Series	171,873	8,593,650	17,621,558
1993 U.S. Savings Bond EE Series	123,270	6,163,500	10,617,769
1994 U.S. Savings Bond EE Series	97,801	4,890,050	7,761,563
1995 U.S. Savings Bond EE Series	38,962	1,948,100	2,952,815
1996 U.S. Savings Bond EE Series	297	14,850	20,457
1997 U.S. Savings Bond EE Series	457	22,850	31,171
1998 U.S. Savings Bond EE Series	826	41,300	53,872
1999 U.S. Savings Bond EE Series	1,042	52,100	64,928
2000 U.S. Savings Bond EE Series	1,310	65,500	77,192
2001 U.S. Savings Bond EE Series	1,580	79,000	88,262
2002 U.S. Savings Bond EE Series	221,616	11,080,800	11,877,160
2003 U.S. Savings Bond EE Series	226,622	11,331,100	11,721,708
2004 U.S. Savings Bond EE Series	251,230	12,561,500	12,561,500
Total U.S. Savings Bonds		85,630,251	148,565,132

See accompanying notes to schedule of assets on page 21	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

Description	Rate of Interest	Maturity	Cost	Market

Corporate Notes
American Express Credit Corp.	2.381%	10/05/2005	$23,047,085	$23,047,085
International Lease Finance Corp.	3.370	07/15/2005	2,414,127	2,416,104
Marsh & McLennan Cos. Inc.	2.193	07/13/2007	1,501,086	1,465,557
Merrill Lynch & Co. Inc.	2.708	01/14/2005	4,000,000	4,000,332
Total Corporate Notes			30,962,298	30,929,078

Loans to Participants
* Various (62,471 loans)	5.840-8.410	1 month - 15 years	387,885,669	387,885,669

Loans Secured by Mortgages and Other Assets
Aesop Funding II LLC (Class A)	2.660	11/20/2006	7,015,784	7,004,375
Banc of America Large Loan	2.523	06/15/2018	2,699,266	2,699,267
CDC Mortgage Capital Trust (Class A)	2.908	03/25/2033	182,148	182,794
Cendant Mortgage Corp.	7.483	04/25/2031	2,916,097	2,890,723
Centex Home Equity	2.668	06/25/2034	1,240,824	1,239,228
Chase Funding Mortgage Loan Asset-Backed Certificates	2.548	01/25/2025	1,329,747	1,329,773
Citibank Credit Card Issuance Trust (Class C)	6.650	05/15/2008	2,713,280	2,601,875
Crusade Global Trust (Class A)	2.700	09/18/2034	444,679	445,590
First Horizon Asset Back Trust (Class A)	2.638	02/25/2034	3,020,044	3,019,102
Fleet Credit Card Master Trust II (Class A)	5.600	12/15/2008	7,385,252	7,091,494
Ford Credit Floorplan Master Owner Trust (Class A)	2.443	07/15/2009	7,000,000	7,005,236
GMAC Mortgage Corp. Loan Trust (Class A)	2.498	06/25/2034	1,250,000	1,250,486
Greenwich Capital Commercial Funding Corp.	1.144	11/05/2013	2,403,368	2,402,036
GSAA Trust	2.568	05/25/2034	7,860,823	7,840,623
GSAA Trust	2.818	05/25/2034	2,545,798	2,550,000
Hertz Vehicle Financing LLC	2.508	05/25/2008	3,000,820	3,001,005
Interstar Millennium Trust (Class A)	2.680	03/14/2036	458,518	458,695
LB-UBS Commercial Mortgage Trust	3.790	10/17/2013	4,168,269	3,890,433	(a	)
LB-UBS Commercial Mortgage Trust	3.680	07/15/2037	2,076,453	2,126,980	(a	)
LB-UBS Commercial Mortgage Trust	1.368	07/15/2035	3,014,563	3,013,433	(a	)
Long Beach Mortgage Loan Trust	2.688	11/25/2034	7,799,521	7,799,663
Morgan Stanley Capital I Inc.	4.130	12/15/2041	4,249,887	4,279,298	(a	)
Morgan Stanley Capital I Inc.	1.128	04/15/2038	3,950,815	3,841,341
National RMBS Trust	2.620	03/20/2034	916,616	916,434

See accompanying notes to schedule of assets on page 21	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

Description	Rate of Interest	Maturity	Cost	Market

Loans Secured by Mortgages and Other Assets, continued
Option One Mortgage Loan Trust (Class A)	2.838%	02/25/2033	$4,506,133	$4,507,235
Provident Bank Home Equity Loan Trust (Class A)	7.180	04/25/2013	390,536	389,101
Providian Gateway Master Trust (Class A)	2.683	03/16/2009	15,038,672	15,029,819
RAAC Series	2.608	03/25/2022	4,664,834	4,661,188
Residential Accredit Loans Inc.	2.718	03/25/2034	2,623,674	2,619,388
Residential Asset Mortgage Products Inc.	2.528	12/25/2022	1,386,224	1,386,240
Residential Funding Mortgage Securities II (Class A)	2.628	02/25/2034	1,045,755	1,042,933
Sears Credit Account Master Trust (Class A)	2.783	11/17/2009	1,000,000	1,000,700
Sequoia Mortgage Trust (Class A)	2.690	07/20/2034	2,734,616	2,730,287
Thornburg Mortgage Securities Trust (Class A)	2.758	04/25/2043	2,703,919	2,707,934
Wachovia Asset Securitization Inc. (Class A)	2.638	06/25/2034	2,394,589	2,394,589
World Omni Auto Receivables Trust (Class B)	2.350	09/15/2009	1,717,810	1,704,642
Total Loans Secured by Mortgages and Other Assets			119,849,334	119,053,940

Other
* Cash	n/a	n/a	92,409	92,409

Total Investments			$18,508,593,162	$24,990,842,931

Notes to Schedule of Assets:
* Represents a party in interest to the Plan.
** Funds managed by GEAM, a wholly owned subsidiary of General Electric Company.
(a) Coupon represents effective yield.
(b) Interest only securities represent the right to receive the monthly interest payments on an underlying pool of mortgages.

See accompanying Report of Independent Registered Public Accounting Firm.